Investors Presentation January 2012 Exhibit 99.1

Disclaimer
•
This presentation contains statements that express opinions, expectations, beliefs, plans, objectives, assumptions or projections of Pacific Drilling S.A. (the
“Company” or “Pacific”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans and growth opportunities. In some cases, we have identified such forward-looking statements with typical conditional words such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or
“expect,” “may,” “will,” “would, “could” or “should,” the negative of these terms or other comparable terminology. These forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements. We have based these forward-looking statements largely on our current expectations and projections about future events. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances that may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of our control and could cause our actual results and experience to differ materially from those we thought would occur. The forward-looking statements included in this presentation are made only as of the date hereof.
We do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.
•
This presentation shall not constitute an offer to sell or a solicitation of an offer to buy the Company’s common shares.

Who is Pacific Drilling?

Committed to becoming the preferred ultra-
deepwater drilling contractor
Pure-Play UDW
Drillship Asset
Base
2
Dedication to
Operational
Excellence
3
Financial
Strength
4
Focus on the
Growing UDW
Market
1
Commitment to
Shareholder
Value Creation
5

Committed to becoming the preferred ultra-
deepwater drilling contractor
Pure-Play UDW
Drillship Asset
Base
2
Dedication to
Operational
Excellence
3
Financial
Strength
4
Focus on the
Growing UDW
Market
1
Commitment to
Shareholder
Value Creation
5

A Global Growth Market
Areas With Active Ultra-deepwater Rig Programs In 2012
5
Focus on the Growing UDW Market
Core Areas
•
•
Attractive fiscal terms
•
Lower Tertiary ultra-deep
wells
•
•
Pre-salt success
•
Light oil & gas
•
•
Long-lead time
developments
Emerging Areas
•
•
Israel, Egypt and Libya
•
•
Entry by IOCs
•
•
Similar geology to US
GOM
•
•
East Africa, S.China Sea,
Malaysia, Black Sea,
Atlantic
Canada/Greenland
Core areas
Emerging areas
US Gulf of Mexico
Brazil
West Africa
Mediterranean
India
Mexico
Under-explored Regions

Increasing Deepwater Drilling Activity
Wells Drilled in Deep Water
(1)
Increased Deepwater Production…
…Driven by an Increasing Number of Wells
6
Focus on the Growing UDW Market
Source: Wood Mackenzie Global Oil Supply Tool, Macro Oils
Service, Global Deepwater Production, June 2011; Wall Street Research
Global Deepwater Production (DW Share of Total Global Production)
Deepwater Production (MMbpd)
(1) Datamonitor defines deepwater as >1,500 ft (427 m)
in the US and >500 m (1,640 ft) internationally
Source: Datamonitor, Wall Street Research
+14%
CAGR
2010
2009
2008
2007
2006
2005
2010
+8%
CAGR
2009
2008
2007
2006
2005
Deepwater Wells
5.7
5.3
4.6
4.2
3.8
3.0
631
545
565
560
470
438

Industry Requires New Rigs With Advanced Capabilities
Source: ODS-Petrodata for floater age
Challenges of remote drilling sites
Drilling deeper and with longer offsets
Greater drilling efficiency to reduce total well
costs
Advances in well construction
More demanding downhole environments, e.g.
high pressure & temperature drilling
Increasingly demanding regulatory climate
1
2
3
4
5
6
7
Over 40% Of Floaters Greater than 20 Years Old
Focus on the Growing UDW Market
Industry Trends
…Supports ”bifurcation” in the market due to increased willingness to pay for newer, higher spec rigs
Rig Age in Years

Rising Dayrates for UDW Drillships (>7,500 Ft)
(1) (2) (3)
High Utilization of UDW Drillships (>7,500 Ft)
Fixture Dayrates ($K/Day)
Continued High Utilization With Strong Market Growth
8
Focus on the Growing UDW Market
Number of Drillships (>7,500 ft) Utilization (%)
Total Available Total Contracted Utilization (%)
Recession
Period
Fixture Dayrates Trendline
Recession
Period
0
200
400
600
800
2003 2004 2005 2006 2007 2008 2009 2010 2011
2003 2004 2005 2006 2007 2008 2009 2010 2011
0
10
20
30
40
50
60
70
80
90
100
110
10
20
30
40
50
(1)    Includes only dayrates by fixture date; does not include options, sublets, single-well contracts and cancelled contracts
(2)    Fixture dayrates represent dayrates contractually agreed upon by the operator and service provider, and can be agreed upon significantly ahead of actual starting date
(3)    Trendline calculated from regression analysis
Source: ODS-Petrodata (RigPoint Data as of October 7, 2011); Recession data sourced from OECD Statistics Quarterly GDP Data

Committed to becoming the preferred ultra-
deepwater drilling contractor
Pure-Play UDW
Drillship Asset
Base
2
Dedication to
Operational
Excellence
3
Financial
Strength
4
Focus on the
Growing UDW
Market
1
Commitment to
Shareholder
Value Creation

Pacific Drilling: Most Modern, Pure Play UDW Fleet
More Modern
Deeper Water
Pure-Play UDW Drillship Asset Base
10
Average Water Depth (Ft.)
Songa
Fred Olsen Energy
Diamond Offshore
North Atlantic Drilling
Noble
Transocean
Seadrill
Ocean Rig
Ensco
Note: Area of bubble represents total enterprise value of company as of 9/26/2011; includes only publicly traded drillers with active ultra-deepwater fleets
Note: U.S.-listed drillers of the above include Diamond Offshore (DO), Ensco (ESV), Noble (NE), Ocean Rig (ORIG), Seadrill (SDRL), and Transocean (RIG)
Source: Based on public company disclosure and Capital IQ; average water depth and average year built for deepwater fleet including assets under construction; September 2011

Fleet of Six Premium Latest Generation Drillships

Pure-Play UDW Drillship Asset Base
Consistent, Proven Design & Drilling Package
Fleet-wide Water Depth Capability 10-12,000 Ft.
Dual Derricks with 1000-1250ST Hook Loads
2x Single plus Offline & 4x Dual Load Path Rigs
200 POB accommodation, 22,000ST Displacement
Up to 40,000ft Drilling Depth with 6 Ram BOPs
3 Rigs DGD-Capable
(1)
Pacific Santa Ana
Delivered 2011
Pacific Khamsin
2013
Pacific Sharav
2013
Pacific Mistral
Delivered 2011
Pacific Bora
Delivered 2010
Pacific Scirocco
Delivered 2011
(1) “DGD-Capable” rigs require the addition of client provided sub-sea equipment to deliver DGD Services

• Removes the effect of mud weight in the riser
column
• Especially important in deeper water and
wellbores (e.g. Gulf of Mexico or pre-salt Brazil)
Offshore Magazine (May 1 , 2010)
"It's easier, safer, better for the environment, less
expensive, the risks decrease, and the outcomes
are more predictable. I think it will be the way we
drill deepwater wells in the future.“
-Chevron N. America
Value to Operators A Proven Well Construction Advance
Value to Pacific Drilling
• Only drilling contractor with knowledge and
equipment to provide Dual Gradient Drilling in
Ultra-deepwater
• Anticipate  long-term competitive advantage
• Cost to upgrade existing rigs is prohibitively
expensive
Commercializing Proven Technology - Dual Gradient Drilling
12
Source Graphic: Scientific Drilling, July 6, 2008
Pure-Play UDW Drillship Asset Base
Seawater hydrostatic pressure
Drilling and hydrostatic pressure
profiles for varying mud weights
Drilling mud hydrostatic pressure
Formation fracture pressure
Formation pore pressure
st

Committed to becoming the preferred ultra-
deepwater drilling contractor
Pure-Play UDW
Drillship Asset
Base
2
Dedication to
Operational
Excellence
3
Financial
Strength
4
Focus on the
Growing UDW
Market
1
Commitment to
Shareholder
Value Creation
5

Experienced And Respected Leadership Team
Bob MacChesney, Chief Operating Officer
31 years of experience in oil services
Previously held leadership positions with
Transocean and predecessor companies
Cees Van Diemen, Sr. VP Operations
35 years of experience in oil services
Previously held leadership positions with Noble
and predecessor companies
• Technical expertise
• Long-term client relationships
• Extensive public company experience
• International experience
• Functional depth throughout organization
Chris Beckett, CEO
21 years of experience in oil services
Previously held leadership positions with
Transocean, McKinsey and Schlumberger
William Restrepo, Chief Financial Officer
26 years of experience in oil services
Previously CFO at Smith International and Seitel
and held leadership positions with Schlumberger
Dedication to Operational Excellence

Pacific Drilling – Executing On Promises To Investors
2006 2007 2008 2009 2010 2011
Development
Building the
platform
Operations &
Growth
Fully-fledged
UDW contractor
Formed by the
Quantum Pacific
Group (QP)
Startup
Initial investment
“Committed To Becoming The Preferred UDW Drilling Contractor”
Established management team
Initiated
construction of
4 drillships
Implemented
management
systems
2 drilling
contracts signed
2 drilling contracts
signed
Dedication to Operational Excellence
Closed $600 MM
private placement
Ordered 2 additional
drillships
3 rigs delivered
Began drilling
operations
$1.8 Bn financing
secured
First rig delivered
NYSE listing
Built operations support team, over 850 staff to date

•
Construction and commissioning of 4 drillships at Samsung
All rigs delivered on time and on budget
No lost time incidents (6.35 million manhours)
•
Post-delivery phase for Pacific Bora, Pacific Scirocco and Pacific Mistral
1.04 LTIF
(1)
(total 1.29 million manhours)
•
Pacific Bora contract commencement on August 26, 2011
First rig to enter Nigeria under new local content regulations
Recruitment of 50% local rig crew
No recordable incidents
Greater than 90% revenue efficiency
(2)
through December 31,
2011
Delivering Operational Excellence
Dedication to Operational Excellence

(1) LTIF is Lost Time Incidents (LTI) per million manhours
(2) Revenue efficiency is defined as actual contract drilling revenue earned divided by the maximum potential contract drilling revenue for that period.

Committed to becoming the preferred ultra-
deepwater drilling contractor
Pure-Play UDW
Drillship Asset
Base
2
Dedication to
Operational
Excellence
3
Financial
Strength
4
Focus on the
Growing UDW
Market
1
Commitment to
Shareholder
Value Creation
5

$2.2 Billion Backlog With Blue Chip Operators
(1) As of November 4, 2011; does not include options
(2) Includes revenues from contract day rate, mobilization, and client contract upgrade; mobilization and client contract upgrade revenue not dependent on utilization
Source: Company’s F-1, Wall Street Research for deepwater developments by operator
Financial Strength
Contract Day rate Full contract revenue per day
18
Contract Backlog Total, (1) (2) $ MM
Average Contract Backlog Revenue Per Day, (2) $ K
Blue Chip Partners
Percent of total deepwater developments by operator (2008-12E)
34
32
104
78
475
Scirocco
574
470
Bora
553
468
458
Santa Ana
502
Mistral
490
Pacific Drilling customer Other
6%
7%
8%
10%
Total (Scirocco)
10%
Chevron (Bora, Santa Ana)
11%
40%
Others
Shell
ExxonMobil
8%
Petrobras (Mistral)
Statoil
BP
916
537
210
567
Santa Ana Mistral Scirocco Bora
• Strong backlog, with additional potential from
options
• Contracts with well-capitalized international oil
companies
• Demonstrated ability to secure premium rates
• Proven market acceptance
Term
Firm years
Optional years
3
2
1
4
3
0
5
0

Balanced Mix Of Dayrate Exposure And Contracted Backlog
2011 2012 2013 2014
Chevron Nigeria, $475K/d
(2)
3 year contract with two additional one-year options
Options for up to 4 years of additional term
Total Nigeria, $470K/d
(2)
1 year initial
Delivery: April 2013
Delivery: September 2013
Chevron USGOM, $467.5K/d
(2)
5 year contract through 2017
Petrobras Brazil, $458K/d
(2)
3 year contract
Rigs
Contracted Options Under construction Upgrade, mobilization, and acceptance
19
Financial Strength
Pacific Bora
Pacific Scirocco
Pacific Mistral
Pacific Santa Ana
Pacific Khamsin
Pacific Sharav
(1) Fleet status reflected as of December 1, 2011
(2) Daily contract backlog revenue does not include mobilization and client contract upgrade revenues

Solid Capitalization
Financial Strength

Sources and Uses Through 6 Initial Rigs ($ B)
0.6
0.9
1.7
Sources
4.8
1.6
Future financing for
Khamsin & Sharav
Existing
bank facility
Private placement
and IPO proceeds
Equity contribution
from sponsor
1.2
0.4
Uses
4.8
3.2
Liquidity reserve, working
capital and restricted cash
Capex – Khamsin & Sharav
Capex – deliveries and
construction orders for
initial four drillships
31%
69%
<1%
Public Investors Management & Board Quantum Pacific
Free Float
Remaining
$769 MM
(1)
Drawn
$956 MM
(1)
• Full financing in place for initial four rigs
• Balanced mix of debt and equity financing
• Continuing strong sponsor commitment and
alignment with public shareholders
(1)
Total anticipated drawdown on the $1.8 Bn facility is $1.725 Bn. As of June 30, 2011, $25 MM of the total $956MM draw from the facility has been repaid (Bora debt amortization), leaving outstanding debt of $931 MM and a remaining drawdown of $769 MM.
Source: Company F-1

Capitalization Provides Strategic Flexibility

Financial Strength
Fully Funded Enterprise Value (1) ($ MM)
Total Debt
(2)
931
Remaining Capex Liability
(4)
1,605
Cash
(3)
345
Fully Funded Net Debt 2,191
Market Capitalization
(5)
2,019
Equity 2,019
Fully Funded Enterprise Value 4,210
Net Debt to Enterprise Value
(6)
52%
• Strong capitalization can support strategic
activities
• Implied leverage in line with target range
(-)
(+)
(1)
Represents our fully funded enterprise value including future capex liability required to complete the current fleet of six drillships
(2)
As of June 30, 2011
(3)
As of June 30, 2011 and adjusted for estimated IPO net proceeds of $50 MM (including over-allotment net of underwriting fees, discounts and offering expenses)
(4)
As of June 30, 2011.  Net of client contract upgrades; $769 MM of which to be funded by committed debt facility; assumes remaining capex fully funded by debt
(5)
At closing price on January 6, 2012 of $9.31 per share  and total shares outstanding of 216.9M
(6)
Net debt to enterprise value equals fully funded net debt divided by fully funded enterprise value
Source: Company F-1

Attractive $1.8 Billion Financing In Place

Financial Strength
Debt Level and Repayment Schedule – 4 Rigs
($MM)
218 218 218
1,018
25
1,100
1,000
900
800
700
600
500
400
300
200
100
0
2015-2018 2014 2013 2012 2011
Debt payments Total debt per initial 4 delivered rigs
Highlights of Bank Facility
• Closed September 2010
• 9 Banks, 2 Export Credit Agencies
• 4.95%-5.45% interest rate
• 5 year amortizing term loan

•
Newbuilds Pacific Khamsin
and Pacific Sharav
valued at $650 MM each
•
Implied average value per existing rig of $730 MM
• Recent transactions imply industry players value
active UDW rigs in excess of $850 MM
Implied Rig Valuation
23
Financial Strength
1,605
Q2 2011
586
2,019
4,210
Market Cap
(1)
Remaining Capex
(2)
Net Debt
(2)
=
Q2 2011
4,210
1,300
2,910
Newbuilds
Bora, Scirocco, Mistral, Santa Ana
Enterprise Value Rig Values
Valuations, $ MM
(1)
At closing price on January 6, 2012 of $9.31 per share and total shares outstanding of 216.9M
(2)
As  of June 30, 2011 and net debt adjusted for estimated IPO net proceeds of $50 MM
Source: Wall Street research, company filings and press releases

Committed to becoming the preferred ultra-
deepwater drilling contractor
Pure-Play UDW
Drillship Asset
Base
2
Dedication to
Operational
Excellence
3
Financial
Strength
4
Focus on the
Growing UDW
Market
1
Commitment to
Shareholder
Value Creation
5

Strategic Focus On Shareholder Value Creation

Target continued growth
–
Benefit from strengthening UDW market conditions
–
Build on leading-edge technology commercialization, e.g. dual gradient drilling
–
Look for organic growth opportunities and M&A that can deliver shareholder value
Corporate and operational excellence
–
Capitalize on high quality assets in post-Macondo world
–
Differentiation through management and processes
–
Committed to best-in-class corporate governance
Disciplined financial management
–
Listed on the NYSE
–
Committed to returning excess cash to shareholders
–
Diligently monitoring market to assure appropriate capital structure
Committed to becoming the preferred UDW contractor
1
2
3

Who is Pacific Drilling?
Committed to becoming the preferred ultra-
deepwater drilling contractor
Pure-Play UDW
Drillship Asset
Base
2
Dedication to
Operational
Excellence
3
Financial
Strength
4
Focus on the
Growing UDW
Market
1
Commitment to
Shareholder
Value Creation
5
26